OBOOK Holdings Inc. (OWLS) and ARTA Global Markets Jointly Offer Digital Assets On/Off Ramp and Cross-Currency Payment Services

The integration of infrastructures in trading, payment, custody, and settlement provides global customers with a seamless and near-instant payment experience through OwlPay

Arlington (VA) and Hong Kong, 27 January, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OwlTing”), a global fintech company, and Arta Global Markets Limited (“AGML”), a Hong Kong-based financial institution regulated by the Securities and Futures Commission of Hong Kong (SFC), today announced a partnership to develop joint products and services in digital assets on/off ramp and cross-currency payments. The strategic integration of payment, trading, settlement, and custody infrastructures developed by OwlTing and AGML provides global customers with a seamless and near-instant payment experience through OwlPay, OwlTing’s proprietary payment solution.

This comprehensive solution provides Direct Market Access (DMA) for digital assets and cross-currency trading, responding to substantial market demand across Asia and Americas by enabling near-instantaneous and highly compliant conversion between fiat currencies and digital currencies. Through the utilization of AGML's extensive network comprising over ten global banking partners and more than thirty market makers, OwlPay's clients will gain access to same-day settlement capabilities.

The collaboration harnesses the combined regulatory expertise of both companies, with AGML operating under the oversight of SFC and OwlTing maintaining over 40 active Money Transmitter Licenses or their equivalent across the United States and Japan. The solution shall achieve an optimal equilibrium between transaction speed optimization and capital efficiency enhancement while rigorously maintaining the high level of regulatory compliance, risk management frameworks, and robust operational security.

“This strategic alignment could further scale OwlPay’s global on/off ramp capabilities to a new level,” said Darren Wang, Founder and CEO at OwlTing Group. “By exploring the interoperability of our U.S. compliance framework with AGML’s licensed Asian settlement and custody services, we aim to support our clients’ access in high-demand markets and provide regulated digital currency settlement flows across Greater China, Southeast Asia, and major G7 economies.”

“We are pleased to announce our collaboration with OwlTing to deliver a high-speed, fully compliant digital asset on/off ramp solution,” said Eddie Lau, CEO and Executive Director at Arta Global Markets Limited. “By combining OwlTing’s global payment capabilities with AGML’s expertise in trading, custody, and cross-border settlement, we are establishing an institutional-grade infrastructure that bridges traditional finance and digital assets. We look forward to supporting businesses and institutional clients with a seamless, secure, and efficient gateway between fiat and digital asset ecosystems.”

Key areas on strategic partnership include:

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Cross-currency Product Expansion: Support settlement and custody in over 30 local currencies, including major trade corridors across Greater China (HKD, CNH), Southeast Asia (SGD, THB, PHP), and G7 economies (USD, EUR, JPY, GBP, AUD, CAD, CHF), subject to applicable local regulations.
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Same-day Settlement Capabilities: Enable same-day fiat-to-digital currency conversion to improve capital efficiency for OwlPay users.
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Enhanced Risk Management: Establishing a robust, best-in-class framework for Know Your Customer (KYC) and Anti-Money Laundering (AML) protocols.
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Intuitive Client Experience: Creating a seamless client interface supported by automated, auditable reporting that meets regulatory standards.

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About OBOOK Holdings Inc.

OBOOK Holdings Inc. is a global fintech company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insight statistics, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category of leading digital currencies. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

About Arta Global Markets Limited

Arta Global Markets Limited ("AGML") is a regulated financial institution domiciled and headquartered in Hong Kong, China. AGML offers regulated services in execution and prime brokerage, asset management, and custody accounts for digital assets and traditional assets. AGML is licensed by the Securities and Futures Commission of Hong Kong (SFC) to conduct Type 1, 4, & 9 regulated activities and a regulated stock exchange and direct clearing participant of the Hong Kong Exchange and Clearing Limited.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

OBOOK Holdings Inc. Investor Relations

ir@owlting.com

Arta Global Markets Limited Media Relations

ir@artgam.com